April 25, 2018



To Our Fellow Shareholders:

Blue Lion Capital and the funds it manages ("Blue Lion") own 6% of HomeStreet, Inc. ("HomeStreet" or the "Company") and have been investors in the Company since its IPO in 2012.

We are dismayed by the poor performance and lack of accountability at HomeStreet.

We are writing to encourage you to vote AGAINST two of the incumbent members of the Board of Directors (the "Board") that are up for election at this year's annual meeting. Please return the enclosed **BLUE** proxy card.

HomeStreet can be a great bank and a great investment for all of us. Instead, the Company and stock have been perennial underperformers. The opportunities available to HomeStreet are being squandered by a culture that flouts regulatory compliance, rewards mediocrity, tolerates related party transactions and evades accountability.

It is time for shareholders to speak up and reject this destructive culture.

At this year's annual meeting, HomeStreet has nominated two long-serving directors, Scott Boggs and Douglas Smith. Mr. Boggs has served on the board of HomeStreet bank since 2006. Mr. Boggs has been the chair of the Audit Committee since 2012 and the Lead Independent Director since 2015. Mr. Smith has served on the Board since 2012 as a member of the Audit Committee and the Human Resources and Corporate Governance Committee ("HRCG"), which acts as both the compensation committee and the nominating committee. Since 2015, Mr. Smith has served as Chair of the HRCG.

Together, Mr. Boggs and Mr. Smith served on the Audit Committee while HomeStreet made improper accounting entries that had the effect of smoothing the Company's earnings for three years. The Securities and Exchange Commission ("SEC") found that the Company had violated accounting rules and securities laws. The Company's Treasurer, Darrell van Amen, was personally fined for his improper conduct.

Worse, during the SEC's investigation into these matters, members of HomeStreet's management improperly impeded the investigation by attempting to track down and discourage the whistleblower from cooperating. The Company was fined for this conduct.

Vote on the Enclosed Blue Proxy Card

What didn't happen?

No one at the Company was held accountable. The sanctioned Treasurer continues in his position to this day! Godfrey Evans, HomeStreet's General Counsel and Chief Ethics Officer, remains in his position. Mr. Boggs and Mr. Smith remain on the Audit Committee. And, HomeStreet's Chairman and CEO, Mark Mason, remains in his position. What message does this lack of accountability send to the employees of HomeStreet?

At last year's annual meeting, Institutional Shareholder Services ("ISS") recommended that shareholders vote against a member of the Audit Committee because of the Committee's failure over five years to identify the improper accounting and to act in response to the SEC's findings and fine. The Company still did not get the message. Instead, HomeStreet protested the recommendation and pleaded with shareholders not to "scapegoat" a member of the Audit Committee. Missing the point entirely, the Company went so far as to describe the $500,000 SEC fine as "immaterial". Worse still are the disingenuous disclosures in the Company's 2018 proxy statement about the incident and the ISS report. This Board will seemingly go to any length to protect itself from accountability. **It has no shame.**

Unfortunately, this lack of accountability is not an isolated incident. In fact, the Company's business and stock price have been underperforming for years, with nary a sign of accountability.

HomeStreet has dramatically underperformed its peers on virtually every financial and operational metric that we use as bank investors. In fact, the Company's performance on these metrics is so poor that it even surprises HomeStreet itself. That is why HomeStreet has missed its **own** earnings guidance in each of the past six quarters. Not surprisingly, HomeStreet's total shareholder return over the last five years is substantially below every relevant peer group and index**.**


TOTAL SHAREHOLDER RETURN 2013-2017 *
0.0%
30.0%
60.0%
90.0%
120.0%
150.0%
180.0%
HomeStreet Inc.
Pacific Nortwest Peers
California Peers
KBW Bank Index (BKX)
KBW Regional Banking Index (KRX)
Russell 2000 Index (RTY)
S&P 500 Index (SPX)

The Company completed an equity offering in December 2016 at a price close to the stock's all-time high. Investors in that offering, which included Blue Lion, were more than a little disappointed to learn thirty days later, that HomeStreet was going to miss its Q4 2016 earnings guidance by more than 80%!

With a woeful record like this, shareholders should expect that the independent directors, led by Mr. Boggs, would be taking concerted steps to ensure accountability and a prompt course correction. That is the primary reason Blue Lion met with the Board in December 2017.

HomeStreet Underperforms Its Peers on Every Relevant Metric *

















* Source: Bloomberg and S&P Global Market Intelligence. Fundamental figures as of Q4 2017 and pricing and valuation as of April 20, 2018. Peer numbers represent medians. Pacific Northwest peers are COLB, BANR, GBCI, and HFWA. California peers are CVBF, WABC, TCBK, and PPBI.

Remarkably, the Board refused to acknowledge that the performance of the Company was even an issue, much less a problem. In fact, the longest serving director, David Ederer, rejected the very notion that the Bank should be compared to peers. And, Mr. Mason complained about Blue Lion's suggested peer groups, saying "it's unfair to compare HomeStreet to some of the best banks on the West Coast." Not surprisingly, no one in the room had contemplated the need for a turnaround or prompt action. The Board simply believes business as usual is just fine.

As shareholders, we expect more. We expect the performance of the management team and Company to be rigorously compared to peers. We believe expectations should be high and incentive structures should be devised to reward success and outperformance.

But the actions of this Board are completely inconsistent with that approach.

Under the leadership of Mr. Smith, the bar for executive compensation has been set imprudently. Despite serial underperformance, the Board inexplicably gave Mr. Mason a new three-year employment agreement in January. Mr. Mason's 2018 minimum salary was increased by 40% after the Company performed miserably in 2017, with pre-tax profits down 27% and a total shareholder return of -8%. In total, Mr. Mason was paid nearly 14% more in 2017 than in 2016 despite missing earnings every quarter!

This misalignment is the result of failed design. Mr. Smith's committee has devised a compensation scheme that does not reward performance on the metrics that matter most, like total shareholder return, earnings growth, profitability, efficiency ratio or out-performance relative to peers. Instead, management is incentivized to generate volume, whether suitably profitable or not.

Mr. Mason has collected more than $7 million during the last five years, while the Company has significantly underperformed its peers and the market. Further, Mr. Smith and his committee pay the head of the mortgage and commercial lending businesses largely in cash and mostly in amounts that are tied to loan origination volumes. Worse still, the bar for minimum performance has been static for years, despite the Company investing substantial shareholder capital into growth and acquisitions.

The largess does not stop at the top. The average employee at HomeStreet, as the chart to the right demonstrates, also earns substantially more than their peers.



TTM AVG COMPENSATION / EMPLOYEE *

The lack of accountability is pervasive. HomeStreet's nominee, Mr. Smith, works with his father, Gordon Smith, in a business called Miller & Smith, Inc. HomeStreet's CEO, Mr. Mason, and Gordon Smith have business ties that go back to at least 2008, when they were in the energy business together. Gordon Smith was a large owner of that business and Mr. Mason served as its President. In 2013, HomeStreet recorded a new lien – presumably evidencing a new credit relationship – with that same energy business, backed by Gordon Smith. *Yet, HomeStreet has never disclosed the longstanding business relationship between its CEO and the father of the compensation committee Chairman, or the loan made to the company.*

This Board is a club. There are numerous relationships among the members, including Mr. Mason, that go back many years. Almost two years ago, a group reached out to Mr. Mason to encourage diversity on the all-male HomeStreet Board. Mr. Mason refused to even have a meeting on the topic. Now, the Board claims it is attempting to identify a woman or diverse Board candidate. But the facts belie this. Just this year, Mr. Smith and his committee have nominated three candidates for the Board. True to form, they are all men.

HomeStreet does not need to suffer as the worst performing bank among its peers. Blue Lion believes there are many ways for HomeStreet to create significant value for shareholders. This can be achieved by: (1) monetizing the single family mortgage serving rights and using the proceeds to repurchase stock; (2) restructuring the mortgage origination business by reducing loan originations and targeting an improved efficiency ratio; (3) restructuring the commercial banking business by reducing expenses; (4) realigning executive compensation programs to de-emphasize production volume and focus on profitability; and (5) instituting better corporate governance, including eliminating the staggered Board and separating the Chairman and CEO roles. None of this will happen without change on the Board.

In closing, directors should not permit securities law violations to occur without someone being held accountable. CEOs should not put the children of their business partners on the Board, much less in charge of the compensation committee. Executives should not receive large pay increases the year after shareholders lose money. Companies should not impede SEC investigations. Directors should not delay diversifying their Boards until it is convenient. And, persistent underperformance should not go unchecked for five years, without consequences.

But, if you vote to re-elect Mr. Boggs and Mr. Smith, that message will not be delivered to this Board. Directors are fiduciaries for the shareholders and they need to act responsibly, or they should be replaced.

Please vote **AGAINST** the reelection of Mr. Boggs and Mr. Smith by sending in the **BLUE** proxy card today. If you have any questions or require any assistance in executing your proxy card, please contact Alliance Advisors LLC at 833-786-5516 or BLC@allianceadvisorsllc.com.

Thank you for your consideration,

Charles W. Griege, Jr.
Managing Partner

Tell the Board what you think! Your vote is important.

No matter how many shares of Common Stock you own, please give Blue Lion Capital your proxy AGAINST the election of Scott Boggs and Douglas Smith by taking three steps:

- SIGNING the enclosed **BLUE** proxy card,
- DATING the enclosed **BLUE** proxy card, and
- MAILING the enclosed **BLUE** proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed **BLUE** voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Alliance Advisors at the address set forth below.



Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com

IMPORTANT INFORMATION

Blue Lion Opportunity Master Fund, L.P. and the other participants identified below ("BLC") have filed a definitive proxy statement and proxy card with the Securities and Exchange Commission ("SEC"), as BLC is soliciting shareholders of HomeStreet, Inc. (the "Company" or "HomeStreet") to vote "**AGAINST**" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "**AGAINST**" the approval on an advisory (non-binding) basis of the compensation of the Company's named executive officers, at the Company's 2018 Annual Meeting of Shareholders (the "Annual Meeting"). **Shareholders are urged to read the definitive proxy statement and BLUE proxy card because they contain important information about BLC, the proposals being voted on at the Annual Meeting, the Company and related matters.** Shareholders may obtain a free copy of the definitive proxy statement and BLUE proxy card and other documents filed with the SEC by BLC at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed with the SEC by BLC may also be obtained free of charge from BLC, upon request.

PARTICIPANTS IN SOLICITATION

The following persons may be deemed to be participants in the solicitation from the Company's shareholders of proxies to vote "**AGAINST**" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "**AGAINST**" the approval on an advisory (non-binding) basis of the compensation of the Company's named executive officers (the "Participants"): Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the Participants and their interests may be found in the definitive proxy statement the Participants filed with the SEC on April 25, 2018, which is incorporated herein by reference.**